SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors

held on November 12, 2019 drawn up in summary form

1.          Date, Time and Venue: On November 12, 2019, starting at 10:30 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.          Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Vicente Falconi Campos, Milton Seligman, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Cecilia Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Nelson José Jamel. Justified absence of Mr. José Heitor Attilio Gracioso.

3.           Presiding Board: Chairman: Victorio Carlos De Marchi; Secretary: Leticia Rudge Barbosa Kina.

4.          Resolutions: After the board members asked all questions deemed necessary and were provided with the appropriate clarifications, the board members in attendance resolved unanimously and without any objections:

4.1.         Change in the Company’s Board of Executive Officers. According to article 21, letter d, of the Company’s bylaws, to approve, effective January 1st, 2020, the election of Mr. Jean Jereissati Neto, Brazilian citizen, administrator, bearer of the identity card RG No. 27.669.748-0 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 693.224.813-15, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Executive Officer, with a term of office until December 31, 2021, replacing Mr. Bernardo Pinto Paiva, who decided to leave the Company to pursue personal projects.  Mr. Jean Jereissati Neto will be sworn into the position of Chief Executive Officer on January 1st, 2020, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and, as of such date, will accumulate the position of Chief Executive Officer with his current position of Chief Sales and Marketing Officer, until further decision of the Board of Directors.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on November 12, 2019.

4.1.1. The Board thanks Mr. Bernardo Pinto Paiva for the nearly 30 years of services rendered to the Company, where he has left an invaluable legacy of leadership and excellence.

4.1.2. New Board of Executive Officers Composition. In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of January 1st, 2020, all of the Executive Officers with an unified term of office until December 31, 2021.

5.           Closure: With no further matters to be discussed, these Minutes were drawn up and, after read and approved by all the board members in attendance, were duly executed.

São Paulo, November 12, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Vicente Falconi Campos	/s/ Milton Seligman

/s/ Roberto Moses Thompson Motta	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Nelson José Jamel /s/ Leticia Rudge Barbosa Kina Secretary

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on November 12, 2019.

EXHIBIT I

Board of Executive Officers Composition as of January 1st, 2020

(term of office unified until December 31, 2021)

(i) Mr. Jean Jereissati Neto, as “Chief Executive Officer and Chief Sales and Marketing Officer”; (ii) Mr. Fernando Mommensohn Tennenbaum, as “Chief Financial and Investors Relations Officer”; (iii) Mr. Ricardo Morais Pereira de Melo, as “Chief People Officer”; (iv) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Soft Drinks Officer”; (v) Mr. Maurício Nogueira Soufen, as “Chief Industrial Officer”; (vi) Mr. Paulo André Zagman, as “Chief Logistics Officer”; (vii) Mrs. Leticia Rudge Barbosa Kina, as “Chief Legal Officer”; (viii) Mr. Ricardo Gonçalves Melo, as “Chief Corporate Affairs and Compliance Officer”; (ix) Mr. Fernando Maffessoni, as “Chief of Shared Services and Information Technology Officer”; and (x) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer